FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Unconsolidated and Consolidated Quarterly Financial Information of Cosan Indústria e Comércio for the quarter ended June 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 14, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

Item 1

Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

June 30, 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

June 30, 2009

Contents

Special review report of independent auditors	1

Unaudited quarterly financial information

Unaudited balance sheets	3
Unaudited statements of operations	5
Unaudited statements of cash flows	7
Unaudited statement of changes in shareholders’ equity	11
Notes to the unaudited quarterly financial information	12
Report on Company’s performance (consolidated)	54
Other Company’s relevant information	79

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

Special review report of independent auditors

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio (parent company and consolidated) for the quarter ended June 30, 2009, including the balance sheets, statements of operations and cash flows, report on the Company’s performance and explanatory notes, prepared under the management’s responsibility.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4.
As mentioned in Note 2, the accounting practices adopted in Brazil were modified during 2008 and the effects of its first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of the previous year and disclosed in the March 31, 2009 financial statements. The statements of operations and cash flows, for the quarter ended July 31, 2009, presented in conjunction with the information for the current quarter, were not adjusted for comparative purposes, as permitted by Ofício-Circular/CVM/SNC/SEP nº 02/2009.

São Paulo, August 12, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited Balance sheets
June 30, 2009 and March 31, 2009
(In thousands of reais)

		Parent Company		Consolidated
		June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Assets
Current assets
Cash and cash equivalents	Note 4	307,907	388,726	932,920	719,356
Restricted cash		35,804	11,757	40,086	11,757
Trade accounts receivable	Note 5	120,515	112,415	585,636	599,163
Derivative financial instruments	Note 19	86,591	17,022	86,591	17,022
Inventories	Note 6	314,292	341,490	1,149,923	1,106,185
Advances to suppliers		95,164	74,520	386,088	206,032
Related parties	Note 7	371,713	196,319	36,121	57,232
Deferred income and social contribution taxes	Note 12.b	-	-	53,502	42,471
Recoverable taxes		98,155	89,763	299,046	265,417
Other assets		6,874	11,285	32,674	50,279
		1,437,015	1,243,297	3,602,587	3,074,914

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 14	-	-	326,439	323,433
CTNs-Restricted Brazilian Treasury Bills	Note 13	28,050	27,356	184,698	177,626
Deferred income and social contribution taxes	Note 12.b	123,391	236,710	644,591	700,044
Advances to suppliers		6,175	3,800	55,477	48,035
Related parties	Note 7	-	-	153,167	-
Other assets		5,660	5,426	185,385	132,432
Permanent assets
Investments	Note 8	5,216,142	4,788,932	181,291	278,209
Property, plant and equipment	Note 9	796,815	815,734	4,516,362	3,493,947
Intangible	Note 10	395,637	377,443	2,724,336	2,418,753
		6,571,869	6,255,401	8,971,746	7,572,479

Total assets		8,008,884	7,498,698	12,574,333	10,647,393

		Parent Company		Consolidated
		June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Liabilities and shareholders’ equity
Current liabilities
Loans and financing	Note 13	504,744	1,419,451	1,127,356	1,449,504
Derivative financial instruments		97,977	66,895	98,855	66,895
Trade accounts payable		131,945	92,874	662,751	456,116
Salaries payable		52,609	29,713	152,303	93,156
Taxes and social contributions payable	Note 11	41,276	36,076	189,792	168,596
Related parties	Note 7	112,602	26,801	4,475	5,169
Other liabilities		28,504	39,203	134,142	85,794
Total current liabilities		969,657	1,711,013	2,369,674	2,325,230

Noncurrent liabilities
Loans and financing	Note 13	1,947,733	1,237,766	4,091,447	2,885,456
Taxes and social contributions payable	Note 11	54,016	55,410	335,510	328,760
Related parties	Note 7	719,151	853,151	341,530	405,160
Provision for judicial demands	Note 14	239,900	236,633	1,135,460	1,105,899
Actuarial liability		-	-	60,971	60,378
Other liabilities		37,760	38,978	169,224	139,884
Total noncurrent liabilities		2,998,560	2,421,938	6,034,142	4,925,537

Minority shareholders’ interest		-	-	29,850	30,879

Shareholders’ equity	Note 15
Capital		4,153,942	3,819,770	4,153,942	3,819,770
Treasury stock		(4,186)	(4,186)	(4,186)	(4,186)
Recognized granted shares		49,320	45,841	49,320	45,841
Accumulated losses		(158,409)	(495,678)	(158,409)	(495,678)
Total shareholders’ equity		4,040,667	3,365,747	4,040,667	3.365,747
Total liabilities and shareholders’ equity		8,008,884	7,498,698	12,574,333	10,647,393

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of operations
Three-month periods ended June 30, 2009 and July 31, 2008
(In thousands of reais, except for the earnings (loss) per share)

		Parent Company		Consolidated
		June 30, 2009	July 31, 2008	June 30, 2009	July 31, 2008
Gross operating revenue
Sales of goods and services		665,996	359,764	3,843,505	692,669
Taxes and sales deductions		(36,728)	(24,619)	(277,402)	(53,079)
Net operating revenue		629,268	335,145	3,566,103	639,590

Cost of goods sold and services rendered		(542,670)	(331,192)	(3,198,418)	(626,027)

Gross profit		86,598	3,953	367,685	13,563

Operating income (expenses)
Selling expenses		(47,468)	(35,155)	(209,570)	(85,708)
General and administrative expenses		(43,147)	(35,207)	(87,974)	(58,276)
Management fees	Note 16	(1,311)	(1,452)	(1,311)	(1,452)
Financial income (expenses), net	Note 17	343,309	137,270	433,433	86,937
Earnings (losses) on equity investments	Note 8	108,992	(89,882)	(3,554)	160
Goodwill amortization		-	(16,489)	-	(40,385)
Realization of goodwill on sale		-	-	(85,589)	-
Other operating income (expenses), net		3,615	549	72,484	3,864
		363,990	(40,366)	122,869	(99,362)

Income (loss) before income and social contribution taxes		450,588	(36,413)	485,604	(81,297)

Income and social contribution taxes	Note 12.a	(113,319)	(21,730)	(157,899)	22,404

Minority shareholders’ interest		-	-	9,564	750

Net income (loss) for the period		337,269	(58,143)	337,269	(58,143)
Earnings (loss) per share – in Reais		0.91	(0.21)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method
Three-month periods ended June 30, 2009 and July 31, 2008
(In thousands of reais)

	Parent Company		Consolidated
	June 30, 2009	July 31, 2008	June 30, 2009	July 31, 2008
Cash flows from operating activities
Net income (loss) for the period	337,269	(58,143)	337,269	(58,143)
Adjustments to reconcile net income (loss) for the period to cash used in operating activities
Depreciation and amortization	62,557	66,463	169,917	157,226
Losses (earnings) on equity investments	(108,992)	89,882	3,554	(160)
Net book value of permanent assets disposed of	(259)	870	(103,168)	1,161
Goodwill amortization	-	16,489	-	40,385
Realization of goodwill on sale	-	-	85,589	-
Deferred income and social contribution taxes	113,319	8,052	134,587	(36,081)
Set-up (reversal) of provision for legal claims, net	592	2,112	2,890	10,629
Minority interest	-	-	(9,564)	(750)
Interest, monetary and exchange variation, net	(243,609)	(75,005)	(287,809)	(26,222)
Others	(1,623)	(4,583)	5,207	(6,022)
Variation in assets and liabilities
Trade accounts receivables	(23,041)	(3,487)	110,345	90,479
Inventories	37,336	(125,889)	172,567	(327,316)
Recoverable taxes	(8,392)	12,742	10,394	8,457
Advances to suppliers	(23,019)	(20,047)	(75,730)	(37,036)
Trade accounts payables	39,071	77,333	46,966	140,577
Salaries payable	22,896	17,301	41,354	38,264
Taxes and social contributions payables	3,252	(5,292)	(57,123)	(13,063)
Derivative financial instruments	(62,534)	(30,635)	(60,035)	(30,635)
Other assets and liabilities, net	(4,240)	(5,712)	7,011	823
Net cash provided by (used in) operating activities	140,583	(37,549)	534,221	(47,427)
Cash flows from investments activities
Application in investments	(3,900)	(45,405)	58,539	(3,753)
Cash received on sale of investment	-	-	117,731	1,639
Application in property, plant and equipment	(55,138)	(50,268)	(420,618)	(264,823)
Others	294	459	-	3,004
Net cash used in investments activities	(58,744)	(95,214)	(244,348)	(263,933)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method (Continued)
Three-month periods ended June 30, 2009 and July 31, 2008
(In thousands of reais)

	Parent Company		Consolidated
	June 30, 2009	July 31, 2008	June 30, 2009	July 31, 2008
Cash flows from financial activities
Loans and financing	2,684	551	172,899	2,968
Amortization of principal and interest on loans and financing, advances from customers	(61,417)	(39,750)	(127,849)	(67,769)
Related parties	(103,925)	(239,118)	(121,359)	-
Other		-		-
Net cash provide by financing activities	(162,658)	(278,317)	(76,309)	(64,801)
Net cash increase (decrease) in cash and cash equivalents	(80,819)	(411,080)	213,564	(376,161)
Cash and cash equivalents at the beginning of the period	388,726	925,157	719,356	1,010,088
Cash and cash equivalents at the end of the period	307,907	514,077	932,920	633,927

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of changes in shareholders’ equity
Three-month periods ended June 30, 2009
(In thousands of reais)

	Capital	Treasury shares	Recognized granted shares	Accumulated losses	Total
Balances as of March 31, 2009	3,819,770	(4,186)	45,841	(495,678)	3,365,747

Capital increase	334,172	-	-	-	334,172
Recognized granted shares	-	-	3,479	-	3,479
Net income for the period	-	-	-	337,269	337,269

Balances as of June 30, 2009	4,153,942	(4,186)	49,320	(158,409)	4,040,667

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar, ethanol and co-generation of electricity from sugarcane both of their own plantations and third parties. The Company has 23 producing units, all located in the São Paulo State, with a nominal capacity of milling 60 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol. The Company activities are also linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the Company’s logistic support to export of sugar and ethanol.

The Company, through its subsidiary Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), operates in 40 fuel distribution bases in Brazil and ranks as one of the four biggest fuel distributors in Brazil, with a distribution network of nearly 1,500 gas stations across Brazil, which sell 5 billion liters of fuels, 160 million cubic meters of NGV and 127 thousand cubic meters of lubricants. Accordingly, the Company expanded its business model and became the first integrated renewable energy company, acting from the plantation of sugar cane to the distribution and retail sale of fuels.

In the Annual and Special Meeting held on August 29, 2008, the Company’s shareholders changed year end to March 31 of each year. As a consequence, the statements of operations and of cash flows for the quarter of the previous year relate to the quarter ended July 31, 2008, and not to June 30, 2008, as shown in items 01.05, 03.01, 03.02, 04.00, 09.01, 09.02, 10.00, 22.01.01 and 22.01.02 of this quarterly information, therefore, are not comparable to those of the current quarter ended June 30, 2009. Also, the quarter ended June 30, 2009 presents three-month results of subsidiary Cosan CL and one-month results of subsidiary Nova América S.A. – Agroenergia, which were acquired by the Company on December 1, 2008 and on June 18, 2009 (Note 8), respectively.

During the three-month period ended June 30, 2009, the Company and its subsidiaries carried out a number of corporate operations, the main of which being the association among the groups Cosan and Rezende Barbosa, which details are described in Notes 8 and 15 hereto.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the quarterly information

The Company’s quarterly information for the period ended June 30, 2009 were prepared based on the accounting practices adopted in Brazil and on the rules issued by the Brazilian Securities and Exchange Commission (“CVM”), observing the accounting guidelines set forth in corporation law (Law Nº 6404/76) which include the new provisions established, amended and repealed by Law Nº 11638, of December 28, 2007 (“Law 11638/07”) and by Law Nº 11941, of May 27, 2009 (“Law 11941/09”).

The accounting practices adopted in Brazil were amended during 2008 and the effects of their first-time adoption were recorded by the Company during the fourth quarter of 2008 and disclosed in the financial statements of March 31, 2009. The quarterly information for the quarter ended July 31, 2008, presented in conjunction with the quarterly information for the three-month period ended June 30, 2009, was not adjusted for comparison purposes, as allowed by CVM/SNC/SEP Official Memorandum Nº 02/2009. On July 31, 2008, the impacts of these new accounting practices on the results for the period are as follows:

Parent Company and Consolidated
Balances before the amendments from Laws No. 11638/07 and 11941/08	(58,143)
Recognized granted options – CPC 10	(3,646)
Lease operations – CPC 06	1,726
Derivative financial instruments – CPC 14	(51,160)
Deferred income tax and social contribution on temporary adjustments	16,808
(36,272)
Balances adjusted through application of Laws No. 11638/07 and 11941/08	(94,415)

The quarterly information for the parent company and consolidated, including accompanying notes, except as otherwise stated, are presented in thousands of reais.

The results for the three-month period ended June 30, 2009 are not necessarily an indication of results that may be expected for the year ending March 31, 2010.

Non-financial information presented in these financial statements was not reviewed by independent auditors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

3.    Summary of significant accounting practices

The quarterly information was prepared according to principles, practices and criteria consistent with those adopted when preparing the financial statements for March 31, 2009 and should be read in conjunction therewith.

Consolidation of quarterly information

The consolidated quarterly information was prepared in accordance with the basic principles of consolidation. The consolidation process includes the following principal procedures:

a)	Intercompany assets and liabilities are eliminated;
b)	Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated;
c)	Intercompany revenues and expenses are eliminated; and
d)	Significant unearned intercompany income is eliminated, when relevant.

The financial year adopted by the companies included in the consolidation coincides with that of the Company and accounting policies were consistently applied in the consolidated companies, in line with those used on March 31, 2009.
The main consolidated companies are listed below:

	Direct and indirect interest as of
	June 30, 2009	March 31, 2009
Administração de Participações Aguassanta Ltda.	91.5%	91.5%
Usina da Barra S.A. Açúcar e Álcool	99.6%	99.6%
Águas da Ponte Alta S.A.	99.6%	99.6%
Vale da Ponte Alta S.A.	99.6%	99.6%
Agrícola Ponte Alta S.A.	99.6%	99.6%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%
Barra Bioenergia S.A.	99.6%	99.6%
DaBarra Alimentos Ltda.	99.6%	99.6%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	99.6%	99.6%
Benálcool Açúcar e Álcool S.A.	99.6%	99.6%
Barrapar Participações Ltda.	99.6%	99.6%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	99.6%	99.6%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%
Cosan International Universal Corporation	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%
Grançucar S.A. Refinadora de Açúcar	100.0%	100.0%
Cosanpar Participações S.A. (1)	-	100.0%
Cosan Combustíveis e Lubrificantes S.A. (1)	100.0%	-
Copsapar Participações S.A. (2)	90.0%	90.0%
Novo Rumo Logística S.A. (3)	92.9%	-
Rumo Logística S.A. (3)	92.9%	-
Cosan Operadora Portuária S.A. (3)	92.9%	90.0%
Teaçú Armazéns Gerais S.A. (3)	92.9%	-
Nova América S.A. – Agroenergia (3)	100.0%	-

(1)	On June 23, 2009 Cosan CL incorporated its parent company Cosanpar Participações S.A. (Note 8);
(2)	Parent company of Novo Rumo Logística S.A., which holds an indirect control in the port terminals of Cosan Portuária and Teaçu (Note 8); and
(3)	Companies included in the association process with Grupo Rezende Barbosa (Notes 8 and 15).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

4.	Cash and cash equivalents

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
Cash	147	40	260	125
“Overnight” investments	-	-	56,697	67,137
Bank checking accounts	12,313	44,081	42,692	74,586
Amounts pending foreign exchange closing	43,264	46,776	61,843	48,969
Marketable securities	252,183	297,829	771,428	528,539
	307,907	388,726	932,920	719,356

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, are remunerated according to the Federal Funds rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

The balances of Marketable Securities correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 101.5% of the Interbank Deposit Certificate - CDI.

5.      Trade accounts receivable7

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
Domestic	30,969	39,125	506,824	485,518
International	90,322	74,066	137,235	162,822
(-) Allowance for doubtful accounts	(776)	(776)	(58,423)	(49,177)
	120,515	112,415	585,636	599,163

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

6.	Inventories

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
Finished goods:
Sugar	79,740	56,328	271,875	109,265
Ethanol	49,104	78,661	148,573	200,980
Fuels and lubricants	-	-	224,475	274,430
Harvest costs	129,114	158,450	333,174	386,529
Supplies and other	67,517	57,907	201,221	158,083
Provision for inventory realization and obsolescence	(11,183)	(9,856)	(29,395)	(23,102)
	314,292	341,490	1,149,923	1,106,185

7.	Related parties

	Current Assets
	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
Usina da Barra S.A. Açúcar e Álcool	191,518	78,026	-	-
Nova América S.A. – Agroenergia	159,775	30,382	-	30,382
Rezende Barbosa S.A. Administração e Participações	-	-	160,529	-
Cosanpar Participações S.A. (1)	-	33,013	-	-
Cosan Combustíveis e Lubrificantes S.A.	-	37,580	-	-
Vertical UK LLP	10,306	13,404	14,965	26,850
Others	10,114	3,914	13,794	-
	371,713	196,319	189,288	57,232
Current	(371,713)	(196,319)	(36,121)	(57,232)
Noncurrent	-	-	153,167	-

(1) Company merged into Cosan Combustíveis e Lubrificantes S.A. (Note 8).

	Liabilities
	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
Cosan Finance Limited	751,139	872,128	-	-
Cosan Limited	-	-	342,064	410,329
Cosan Combustíveis e Lubrificantes S.A.	52,543		-
Others	28,071	7,824	3,941	4,458
	831,753	879,952	346,005	410,329
Current	(112,602)	(26,801)	(4,475)	(5,169)
Noncurrent	719,151	853,151	341,530	405,160

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

7.	Related parties (Continued)

	Parent Company		Consolidated
	04/01/09 to 06/30/09	05/01/08 to 07/31/08	04/01/09 to 06/30/09	05/01/08 to 07/31/08
Transactions involving assets
Remittance of financial resources. Net of receipts and credit assignments	275,819	216,917	(75,685)	(58,592)
Sale of finished goods and services (1)	41,417	38,196	286,858	103,821
Purchase of finished goods and services (1)	(174,610)	(45,099)	(286,858)	(103,821)
Sale of finished goods and services to related parties	30,991	23,178	69,059	43,402
Addition by incorporation	-	-	138,682	-
Financial income	1,777	18,295	-	-
	175,394	251,487	132,056	(15,190)
Transactions involving liabilities
Proceeds received as financial resources, net of payments	72,790	-	(3,532)	(667)
Proceedings from Parent Company	-	-	-	-
Financial expenses (income)	(120,989)	(30,742)	(60,275)	-
	(48,199)	(30,742)	(64,324)	(667)

(1)	It consists of operations carried out between Cosan’s direct and indirect subsidiaries included in the consolidation.

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The amount receivable at March 31, 2009 refers to funds remitted to indirect subsidiary Cosan Centroeste S.A. on behalf of Usina da Barra, which are not subject to interest.

The amount receivable from Nova América S.A. – Agroenergia refers to an intercompany loan subject to interest equivalent to 100% of CDI.

The receivable from Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Nova América and intercompany loans at the interest rate equivalent to 100% of CDI.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whith average maturity date of 30 days.

The payable to Cosan CL in March 31, 2009 consists mainly to fund remitted to Cosan, with no interest thereon.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

7.	Related parties (Continued)

The balance payable to Cosan Finance Limited refers to future sugar export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The payable to Cosan Limited relates to Floating Rate Notes issued by Cosan CL., equivalent to US$175,000, to fall due in 2018. Such balance bears variable interest equivalent to the quarterly Libor rate plus interest of 2.8% p.a., quarterly paid.

At June 30, 2009, the Company and its subsidiary Usina da Barra were lessees of approximately 35,000 hectares of related companies land ((information not reviewed) under the same control as Cosan and its affiliate Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

8.	Investments

	Parent Company
	Investee		Investor
	Equity	Profit (loss) of the period	Interest %		Investments		Earnings (losses) on equity investments
	06/30/09	04/01/09 to 06/30/09	06/30/09	03/31/09	06/30/09	03/31/09	04/01/08 to 06/30/09	05/01/08 to 07/31/08
Administração de Participações Aguassanta Ltda.	127,597	1,257	91.5	91.5	116,749	115,599	1,150	(9,329)
Usina da Barra S.A. Açúcar e Álcool	2,605,610	25,762	95.1	95.1	2,477,336	2,452,843	24,493	(91,164)
Copsapar Participações S.A.	184,839	(13,081)	90.0	90.0	166,355	176,030	(11,773)	-
Novo Rumo Logística S.A. (3)	258,696	(30,159)	28.8	-	74,556	-	(324)	-
TEAS - Terminal Exportador de Álcool de Santos S.A.	46,821	393	40.0	32.0	18,728	14,747	114	160
Cosan S.A. Bioenergia	138,251	1,963	100.0	100.0	138,251	136,288	1,963	-
Radar Propriedades Agrícolas S.A.	743,303	6,774	18.9	18.9	140,625	139,343	1,282	-
Cosan International Universal Corporation	11,277	(1,968)	100.0	100.0	11,277	13,245	118	4,777
Cosan Finance Limited	25,455	(3,424)	100.0	100.0	25,455	28,879	1,167	4,248
Cosanpar Participações S.A. (2)	-	-	-	100.0	-	1,686,121	72,212	-
Cosan Combustíveis e Lubrificantes S.A.	1,780,226	94,139	100.0	-	1,780,226	-	21,893	-
Rezende Barbosa S.A. Administração e Participações (1)	245,701	1,651	100.0	-	245,701	-	1,651	-
Other	-	-	-	-	20,883	25,837	(4,954)	1,426
					5,216	4,788,932	108,992	(89,882)

(1)	One-month result for the period ended June 30, 2009;
(2)	Company merged into Cosan CL; and,
(3)	Equity interest acquired through incorporation of Curupay.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

8.	Investments (Continued)

	Parent Company	Consolidated
Opening balances	4,788,932	278,209
Earnings (losses) on equity investments	108,992	(3,554)
Acquisition of investments	4,000	4,000
Acquisition through merger	334,072	2,769
Write-off of advance for acquisition of investment	-	(100,000)
Premium on merger of shares	(18,194)	-
Currency translation adjustment and others	(6,677)	-
Other	5,017	(133)
Closing balances	5,216,142	181,291

Business combination with Grupo Rezende Barbosa

a.  Rumo Logística S.A.

According to the shareholders’ agreement executed on April 9, 2008, the port concessions and assets for sugar export owned by the Company and by Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) were concentrated on Novo Rumo Logística S.A. (“Novo Rumo”), which is indirectly controlled by the Company.

On April 10, 2009 the Company and Rezende Barbosa, parent company of Grupo Nova América integrated the port terminals of Cosan and Teaçu Armazéns Gerais S.A. (“Teaçu”), a subsidiary of Rezende Barbosa. As a consequence of this operation, which involved the payment of R$121,331 and the issuance of shares of Novo Rumo, the Company acquired 100% of Teaçu, becoming the indirect holder of a 64.06% interest of Rumo, and 28.82% remained held by Rezende Barbosa. This operation resulted in a R$66,968 goodwill classified as Intangible assets.

In addition, the capital reorganization resulted in a total net capital loss of R$31,190, recorded in results for the period as Other operating income (expenses), net.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

8.	Investments (Continued)

b. Curupay Participações S.A.

In a Special General Meeting held on June 18, 2009 the Company’s shareholders approved the acquisition of Curupay S.A. Participações (“Curupay”), then a subsidiary of Rezende Barbosa, through the issuance of 44,300,389 common shares for R$334,172.

Beginning that date, the Company incorporated in its net asset the Curupay’s investments, comprising (i) 28.82% interest in Novo Rumo, (ii) 100% direct interest in Nova América S.A. Trading, and (iii) 100% direct and indirect interest in Nova América S.A. Agroenergia (“Nova América”) and subsidiaries. As a consequence of this transaction, the Company increased to 92.88% its direct and indirect interest in Novo Rumo, generating R$3,052 of capital gain, recorded in the results for the period as Other operating income (expenses), net.

At the end of that operation, the Company recorded R$18,194 goodwill, arising from the equity variation between the date of net assets calculation at book value and the date of approval of Curupay’s merger by the Company shareholders on June 18, 2009.

For purposes of consolidation of Nova América and Nova América S.A. Trading, the opening balance taken into consideration was that of net assets adjusted to the Company’s accounting practices on June 1, 2009.

Sale of equity interest to Shell do Brasil Ltda. (“Shell”)

On June 17, 2009, Cosanpar sold to Shell its equity interest in Jacta Participações S.A. (“Jacta”), which concentrated the aviation fuel business, for R$115,601. As a result of this operation, Cosanpar fully wrote off the cost of R$22,504 and related goodwill of R$85,589, generating a R$7,508 net gain on this transaction, recorded in the results for the period as Other operating income (expenses), net and Realization of goodwill on sale, respectively.

Cosanpar’s Merger into Cosan CL

In a Special General Meeting held on June 23, 2009, the Cosan CL’s shareholders approved the merger of Cosanpar’s net assets for R$1,497,634. As a consequence, the Company became the owner of a 99.99986% interest in Cosan CL’s capital, comprised of 431,480 common shares, with no par value, totaling R$1,636,994.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

9.	Property, plant and equipment

		Parent Company
		06/30/09			03/31/09
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	59,591	-	59,591	59,591
Machinery, equipment and installations	10.73	468,728	(271,531)	197,197	202,237
Aircraft	10.00	13,395	(11,816)	1,579	2,262
Vehicles	21.80	63,764	(34,740)	29,024	29,281
Furniture, fixtures and computer equipment	18.43	69,973	(29,781)	40,192	36,164
Buildings and improvements	4.00	160,633	(28,878)	131,755	128,043
Construction in progress	-	65,773	-	65,773	68,758
Sugarcane planting costs	20.00	408,027	(187,201)	220,826	223,874
Parts and components to be periodically replaced	100.00	77,623	(26,745)	50,878	65,524
		1,387,506	(590,692)	796,814	815,734

		Consolidated
		06/30/09			03/31/09
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	206,526	-	206,526	201,046
Machinery, equipment and installations	11.70	2,613,053	(1,387,910)	1,225,143	791,189
Aircraft	10.00	14,131	(11,835)	2,296	2,998
Vehicles	17.99	215,520	(130,396)	85,124	86,403
Furniture, fixtures and computer equipment	16.38	195,309	(126,333)	68,976	59,721
Buildings and improvements	4.00	983,491	(286,690)	696,801	458,491
Construction in progress	-	1,208,480	-	1,208,480	881,561
Sugarcane planting costs	20.00	1,245,771	(556,430)	689,341	659,158
Parts and components to be periodically replaced	100.00	152,751	(10,019)	142,732	146,641
Advances for fixed asset purchases	-	176,403	-	176,403	203,493
Others	5.88	14,540	-	14,540	3,246
		7,025,975	(2,509,613)	4,516,362	3,493,947

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

10.	Intangible

Refers mainly to goodwill paid for expected future profitability, amortized on a straight-line basis over 5 to 10 years until March 31, 2009, as set forth in CPC Technical Pronouncement No. 13, approved by CVM Resolution Nº 565, of December 17, 2008. At June 30, 2009 and March 31, 2009, the balances are as follows:

	Parent Company
	June 30, 2009			March 31, 2009
	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Goodwill on the acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Goodwill on the payment of capital of Mundial	21,142	(6,342)	14,800	14,800
Goodwill on the acquisition of Corona (ABC 125 and ABC 126)	267,824	(84,811)	183,013	183,013
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Goodwill on the incorporation of Curupay (Novamérica) (nota 8)	18,194	-	18,194	-
	613,998	(218,361)	395,637	377,443

	Consolidated
	June 30, 2009		March 31, 2009
	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Goodwill on the acquisition of Usina da Barra	35,242	(34,684)	558	558
Goodwill on the constitution of FBA	22,992	(18,585)	4,407	4,407
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	24,118	(19,100)	5,018	5,018
Goodwill on the acquisition of Grupo Destivale	69,918	(27,424)	42,494	42,494
Goodwill on the acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Goodwill on the payment of capital of Mundial	21,142	(6,342)	14,800	14,800
Goodwill on the acquisition of Corona	818,831	(255,815)	563,016	563,016
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Goodwill on the acquisition of Usina Santa Luiza	47,053	(4,705)	42,348	42,348
Goodwill on the acquisition of Benálcool	167,300	(18,053)	149,247	149,247
Goodwill on the acquisition of Aliança (1)	1,860	-	1,860	1,860
Goodwill on the acquisition of Cosan CL (2) (3)	1,464,181	(134,395)	1,329,786	1,415,375
Goodwill on the acquisition of Teaçú (2) (nota 8)	66,968	-	66,968	-
Goodwill on the incorporation of Curupay (Novamérica) (nota 8)	18,194	-	18,194	-
Goodwill on the acquisition of Açúcar União trade mark (4)	74,832	(57,371)	17,461	-
Goodwill on the acquisition of Destilaria Paraguaçu (4)	166,656	-	166,656	-
Goodwill on the subscription of shares of Nova América (4)	121,893	-	121,893	-
	3,428,018	(703,682)	2,724,336	2,418,753

(1)	As mentioned in Note 8, on June 17, 2009 Cosanpar sold to Shell its equity interest in Jacta, fully realizing the R$85,589 goodwill on that investment.
(2)	Goodwill generated in the ports integration of groups Cosan and Rezende Barbosa, described in note 8.
(3)	As mentioned in Note 8, in the business combination between groups Cosan and Rezende Barbosa, through the incorporation of Curupay, the Company recorded a R$18,194 goodwill.
(4)	As mentioned in Note 8, goodwill incorporated on business combination.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

11.	Taxes and social contributions payable

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
ICMS – State VAT	5,193	5,566	29,590	24,847
IPI	57	117	24,571	25,776
INSS – Social Security	7,578	5,922	22,824	20,376
PIS – Social Integration Program	2,556	2,826	6,269	6,113
COFINS – Social Security Financing	11,574	12,808	29,981	23,492
Tax Recovery Program – REFIS	-	-	272,776	273,507
Special Tax Payment Program – PAES	50,671	50,906	83,419	69,813
Income and social contribution taxes payable	4,110	8,216	30,043	41,099
Other	13,553	5,125	25,829	12,333
	95,292	91,486	525,302	497,356
Current liabilities	(41,276)	(36,076)	(189,792)	(168,596)
Noncurrent liabilities	54,016	55,410	335,510	328,760

Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
13 to 24 months	16,089	16,143	53,450	44,549
25 to 36 months	15,583	15,460	52,524	43,409
37 to 48 months	13,575	14,704	49,633	42,644
49 to 60 months	4,184	4,314	32,615	28,837
61 to 72 months	1,015	1,005	28,256	24,067
73 to 84 months	1,015	1,005	27,726	24,067
85 to 96 months	1,015	1,005	27,268	24,067
Above 97 months	1,540	1,774	64,038	97,120
	54,016	55,410	335,510	328,760

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly with the regular payment of the installments as required by law and of the taxes becoming due.

At March 31, 2009, the Company formally documented its option for the installment payment program (PAES) involving debts to the Brazilian IRS (SRF), as established in Law 11941/09 (previously issued as Provisional Measure 449/08). As determined in article 6 of Joint Ordinance PGFN/RFB No. 1, of March 10, 2009, this installment payment is subject to negotiation with regulatory agencies, which have not been regulated to date.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

12.	Income and social contribution taxes

a)  Reconciliation of income and social contribution tax expenses:

	Parent Company		Consolidated
	04/01/09 a 06/30/09	05/01/08 a 07/31/08	04/01/09 a 06/30/09	05/01/08 a 07/31/08
Income (loss) before income and social contribution taxes	450,588	(36,413)	485,604	(81,297)
Income and Social Contribution taxes at nominal rate (34%)	(153,200)	12,380	(165,105)	27,641
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	37,057	(30,560)	(1,208)	54
Non-deductible goodwill amortization	4,992	(569)	11,653	(1,415)
Non-deductible donations and contributions	(388)	(580)	(489)	(1,063)
Recognized granted shares	(1,183)	-	(1,183)	-
Other	(597)	(2,401)	(1,567)	(2,813)
Total current and deferred taxes	(113,319)	(21,730)	(157,899)	22,404
Effective rate	25.15%	-	32.52%	-

b) Deferred income and social contribution tax assets:

	Parent Company
	06/30/09				03/31/09
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	238,204	59,551	21,439	80,990	76,589
Foreign exchange variation	(337,230)	(84,307)	(30,351)	(114,658)	-
Income tax losses	461,912	115,478	-	115,478	117,730
Social contribution tax losses	462,013	-	41,581	41,581	42,391
Deferred taxes - noncurrent assets		90,722	32,669	123,391	236,710

	Consolidated
	06/30/09				03/31/09
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	1,383,231	345,809	124,491	470,299	457,098
Foreign exchange variation	(337,230)	(84,307)	(30,351)	(114,658)	-
Income tax losses	1,003,943	250,986	-	250,986	209,859
Social contribution tax losses	1,016,277	-	91,465	91,465	75,558
Deferred taxes		512,488	185,605	698,093	742,515
Current assets				(53,502)	(42,471)
Noncurrent assets				644,591	700,044

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

12.	Income and social contribution taxes (Continued)

b) Deferred income and social contribution tax assets: (Continued)

Deferred income and social contribution tax loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared by management, which were examined by the Company’s supervisory board and submitted to the Board of Directors in the Annual General Shareholders Meeting for the year ended March 31, 2009.

Recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
2011	1,130	2,168	30,832	33,484
2012	13,273	25,462	70,089	76,119
2013	28,094	53,894	119,995	130,318
2014	39,242	75,281	161,133	174,995
From 2015 to 2017	33,782	64,806	177,368	192,627
From 2018 to 2019	7,870	15,099	85,174	92,501
	123,391	236,710	644,591	700,044

The tax credit recovery estimates were based on taxable profit projections, taking into consideration several financial and business assumptions on the balance sheet preparation date. During the quarter ended June 30, 2009, the estimated deadline for realization of deferred taxes did not change in relation to that disclosed in the financial statements at March 31, 2009.

In addition, the Company estimates to use part of the income and social contribution tax loss balances during the year ending March 31, 2010, as provided for in Law No 11941/09, to amortize fines and interest imposed on tax installments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

13.	Loans and financing

	Financial charges (1)		Parent company		Consolidated			Collaterals (2)
Purpose	Index	Annual average interest rate	06/30/09	03/31/09	06/30/09	03/31/09	Final maturity	06/30/09	03/31/09
Senior Notes Due 2009	Dollar (US)	9.0% interest	71,081	86,456	71,081	86,456	November/2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0% interest	-	-	803,257	936,704	February/2017	-	-

Perpetual bonuses	Dollar (US)	8.3% interest	888,570	1,054,119	888,570	1,054,119	-	-	-
IFC	Dollar (US)	7.4% interest	98,823	114,323	98,823	114,323	January/2013	Chattel mortgage	Chattel mortgage

Pre-shipment export finance (ACC)	Dollar (US)	7.6% interest	91,729	143,250	152,085	143,250	August/2009	-	-

Commercial promissory notes	DI – Interbank Deposits	3.0% interest	1,198,167	1,161,971	1,198,167	1,161,971	November/2009	Chattel mortgage	Chattel mortgage

Resolution No. 2471	IGP-M Change in the price of corn	4.0% interest 12.5% interest	97,895 129	97,642 129	594,251 129	579,856 129	December/2020 October/2025	National Treasury Certificates and mortgage on land	National Treasury Certificates and mortgage on land

BNDES (3)	Long-term interest rate (TJLP)	2.6% interest	-	-	360,112	230,504	January/2022	Credit rights from energy sale agreements	Credit rights from energy sale agreements

Bank Credit Certificate (4)	DI – Interbank deposits	3.9% interest	-	-	216,806	-	July/2009	-	-

(Subordinated) debentures (4)	DI – Interbank deposits	3.3% interest	-	-	157,769	-	August/2010	-	-

Credit notes (4)	DI – Interbank deposits – dollar (US)	2.4% interest 8.8% interest	- -	- -	231,130 112,096	- -	September/2011 January/2010	- -	- -

Prepayments (4)	DI – Interbank deposits – dollar (US)	0.6% interest 2.6% interest	- -	- -	7,672 113,662	- -	December/2011 November/2010	- -	- -

Others	Sundry	Sundry	23,482	21,084	247,392	70,000	Sundry	Mortgage, inventories and chattel mortgage of financed assets	Mortgage, inventories and chattel mortgage of financed assets
Expenses with placement of securities			(17,399)	(21,757)	(34,199)	(42,352)	-	-	-
			2,452,477	2,657,217	5,218,803	4,334,960
Current			(504,744)	(1,419,451)	(1,127,356)	(1,449,504)
Non-current			1,947,733	1,237,766	4,091,447	2,885,456

(1)	Financial charges at June 30, 2009, except as otherwise stated;
(2)	All loans and financing are backed by promissory notes and guarantees provided by the Company and its subsidiaries and by majority shareholders, plus the aforesaid security interest;
(3)	It comprises funds raised by the subsidiary Cosan S.A. Bioenergia earmarked for the financing of co-generation projects; and,
(4)	Debts from Nova América.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Noncurrent loans, deducted the transaction costs amortization, have the following scheduled maturities:

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
13 to 24 months	899,822	16,029	1,289,822	42,322
25 to 36 months	21,554	23,401	147,679	49,799
37 to 48 months	50,827	58,129	111,508	83,140
49 to 60 months	1,328	2,058	50,156	23,882
61 to 72 months	8	8	44,476	19,447
73 to 84 months	8	8	33,990	16,676
85 to 96 months	8	8	814,795	943,421
Thereafter	974,178	1,138,125	1,599,021	1,706,769
	1,947,733	1,237,766	4,091,447	2,885,456

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On June 30, 2009, these certificates, classified as noncurrent assets, amounted to R$28,050 (R$27,356 at March 31, 2009), at the Company and R$184,698 (R$177,626 at March 31, 2009) at consolidated. Payments pursuant to such certificates are remunerated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and 2025 at consolidated.

Senior Notes due in 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Usina da Barra.

Commercial Promissory Notes

On November 17, 2008, the Company issued 44 nominal promissory notes of a single series at the price of R$25,000 each, whose offering reached R$1,100,000. The nominal amount of promissory notes will not be updated. The promissory notes are subject to conventional interest consisting of the accumulated change in average daily rates of Interfinancial Deposits (DI), extra group overnight interbank deposit rate daily calculated and capitalized at a surcharge of 3% a.a., payable in a sole installment on November 12, 2009, together with the principal amount of promissory notes. The promissory notes are secured by: (i) guarantee of Mr. Rubens Ometto Silveira Mello; and (ii) chattel mortgage of shares of Cosan CL (current name of Essobrás).

On June 25, 2009 the Company contracted a reserve for line of credit named Stand-by Facility, thus being able to reset the date of maturity on November 12, 2009 for one more year as from that date, considering the management’s intention to pay R$314,500, the remaining balance of R$883,667 was reclassified to long term debt.

Debentures (subordinated)

On August 13, 2008 the controlled Nova América S.A. – Agroenergia issued 1 simple debenture, subordinated, nominative, book entry and non-convertible into shares, with nominal value at the issuance date of R$150,000, which was subscribed and fully-paid in August 21, 2008. The nominal value will be updated based on the variation of 100% of CDI, plus a 3,3% spread per year. Interest will be paid semi-annually from the issuance date. The nominal amount will be fully paid on August 15, 2010.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Restrictive covenants in the loan and financing agreements

The Company and its subsidiaries are subject to certain restrictive covenants contained in loan and financing agreements, the most significant being: (i) limitation of transactions with shareholders and affiliates; (ii) limitation in payment of dividends and other payment restrictions which affect subsidiaries; and (iii) limitation of concession of warranty on assets.

Also, the Company and its subsidiaries are subject to certain restrictive covenants concerning financial indexes, determined during 2005, the most significant being as follows: (i) limitation of indebtedness by complying with current assets/current liabilities ratio equal or greater than 1.3; (ii) limitation of indebtedness by complying with the net debt ratio/EBITDA lower than 3.5 to 1; and (iii) limitation of indebtedness by complying with the long term debt/net assets lower than 1.3.

All restrictive covenants have been fully met or are in process of renegotiation by the Company and its subsidiaries.

Expenses with issuance of Notes

Expenses incurred with the issuance of Senior (2009 and 2017) and Perpetual Notes are recorded net in the respective financings, in current and noncurrent liabilities, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

14.	Provision for judicial demands

	Parent Company		Consolidated
	06/30/09	03/31/09	06/30/09	03/31/09
Tax	229,618	226,805	1,156,017	1,121,338
Civil and labor	23,925	22,905	156,538	155,827
	253,543	249,710	1,312,555	1,277,165
Judicial deposits	(13,643)	(13,077)	(177,095)	(171,266)
	239,900	236,633	1,135,460	1,105,899

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business.

Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

The main tax judicial demands at June 30, 2009 have not presented significant changes in comparison with March 31, 2009 and are as follows:

	Parent Company		Consolidated
Description	06/30/09	03/31/09	06/30/09	03/31/09
Premium credit – IPI (i)	148,951	146,886	273,201	269,157
PIS and Cofins (ii)	17,532	17,334	146,474	144,830
IPI credits (NT) (iii)	-	-	93,808	92,722
Contribution to IAA (iv)	-	-	85,664	84,904
IPC-89 (v)	-	-	82,908	81,546
Finsocial (vi)	-	-	166,219	163,668
IPI – Federal VAT	9,628	9,534	55,324	54,699
ICMS credits	15,160	14,718	47,829	46,226
Income tax and social contribution	5,432	5,381	43,958	43,463
Others	32,915	32,952	160,632	140,123
	229,618	226,805	1,156,017	1,121,338

In May 27, 2009, the paragraph 1st and 3rd of Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Lei No 11941/09. The Company is in process of evaluation of its ongoing judicial demands related to the legal obligations not paid related to the increase of calculation basis of PIS and Cofins. Once confirmed the absence of errors or flaws in the ongoing demands, the Company will revaluate the maintenance of the accounting records of the respective legal obligations in its financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

As regards tax, labor and civil claims whose likelihood of unfavorable outcome is rated as possible, the main balances as of June 30, 2009 and March 31, 2009 are as follows:

	Parent Company		Consolidated
Description	06/30/09	03/31/09	06/30/09	03/31/09
ICMS – State VAT	23,984	9,460	179,675	178,390
IAA – Sugar and Ethanol Institute	-	-	73,560	73,184
Withholding income tax	162,954	161,440	162,999	161,485
IPI – Federal VAT	15,687	15,539	299,079	233,191
INSS	11	11	2,099	1,839
PIS/Cofins	11	11,023	56,780	35,953
Civil and labor	39,649	38,401	233,411	219,016
Others	47,093	30,306	114,445	80,686
	289,389	266,180	1,122,048	983,744

Contingent credits

i) IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court tax credits previously unused of approximately R$317,201 in June 30, 2009 (R$313,483 at March 31, 2009), related to IPI premium credit (Decree Law No. 491. dated March 5. 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period from May 1992 to March 2007. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

ii) Accounts receivable from Federal Government

On February 28, 2007, subsidiary Usina da Barra recognized gain of R$318,358, corresponding to a lawsuit filed against federal government claiming indemnification for damages since prices of its products, at the time the sector was subject to government control, were imposed not observing the prevailing reality of the sector created by government control itself. A final decision in favor of the subsidiary was handed down. The referred to gain was recorded in the statement of income for the year, the contra entry being to noncurrent assets of the Company, in receivables from lawsuit for damages.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Contingent credits (Continued)

ii) Accounts receivable from Federal Government (Continued)

The Company is awaiting the final decision on the form of payment, which will probably be through government securities issued in connection with court ordered debts, to be received in 10 years, after a final decision is handed down. Based on the opinion of its legal advisors, the Company estimates that this litigation will last 3 years.

In 2008, there was review of the criteria for determining monetary restatement in the Federal Court Calculations Manual, which did not consider interest restatement as from January 2003. In view of this, subsidiary reversed at March 31, 2009, the amount of R$18,768 from its noncurrent assets, debited to the statement of income for the year, in financial income (expense), net account. Consequently, lawyers’ fees calculated in proportion to the assets, recorded in noncurrent liabilities, in other liabilities account, were reduced by R$2,253, credited to the same account in the statement of operations.

At June 30, 2009, these amounts totaled R$326,439 and R$39,173 (R$323,433 and R$38,812 at March 31, 2009), corresponding to the referred to case and lawyers’ fees, respectively.

The subsidiary Usina da Barra has other claims for damages of this nature filed against the Federal Government, which are not recognized in accounting due to the procedural progress of such suits.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

15.	Shareholders’ equity

a) Capital

As mentioned in Note 8, in the Special General Meeting held on June 18, 2009, the shareholders unanimously approved the capital increase by R$334,172 through the issuance of 44,300,389 new registered uncertificated common shares without par value, at the issuance price of R$7.54 by share, in connection with the Curupay’s merger. As a consequence of the issuance of new shares, the Company’s capital amounted to R$4,153,942, comprising 372,585,273 registered uncertificated common shares without par value.

As of June 30, 2009, the Company’s capital is represented by 372,585,273 registered common shares (328,284,884 at March 31, 2009), nominated, fully-paid and with no par value.

b) Treasury shares

On June 30, 2009 and March 31, 2009, the Company held in treasury 343,139 book entry common registered shares with no par value, whose market value per share, as of that date, amounted to R$14.40 and R$9.67, respectively.

c) Recognized granted shares

These consist of the accounting record of the share-based plan (Note 22), in compliance with Brazilian FASB (CPC) Technical Pronouncement Nº 10 – Share-based payment, approved by Brazilian SEC (CVM) Resolution Nº 562/08.

d) Stock purchase warrants

According to the meeting of the Board of Directors held on September 19, 2008, 1 (one) stock purchase warrant issued by the Company was assigned as an additional advantage to the subscribers for a new share, which shall entitle the holder to subscribe for Cosan’s shares through certain conditions. A total of 55,000,000 stock purchase single series warrants without part value will be issued. The holder will be entitled to subscribe for 0.6 (zero point six) of a common share, the delivery of fractional shares being voided. The stock purchase warrant will be valid from its issuance until December 31, 2009, and may be exercised at the holder’s discretion, except for the days a Company’s General Meeting is held, who shall express its intention through a request for exercise to be delivered in writing to Cosan. The price of exercise of each quantity of stock purchase warrants totaling 1 (one) share is R$16.00.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

16.	Management compensation

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

17.	Financial income (expenses), net

	Parent Company		Consolidated
	04/01/09 a 06/30/09	05/01/08 a 07/31/08	04/01/09 a 06/30/09	05/01/08 a 07/31/08
Financial expenses
Interest (1)	(93,114)	(50,597)	(133,144)	(68,937)
Monetary variation losses	333	(4,971)	(4,964)	(29,948)
Exchange variation losses	352,778	112,142	355,794	111,833
Results from derivatives (3)	97,823	(35,459)	160,817	(35,459)
Others	(148)	(82)	(904)	(491)
	357,672	(21,033)	377,599	(23,002)
Financial income
Interest (1)	6,078	20,922	19,769	11,146
Exchange variation gains	(88)	1,285	2,139	8,343
Monetary variation gains (2)	(24,807)	(5,249)	22,743	(10,300)
Results from derivatives (3)	-	80,683	-	80,683
Earnings from marketable securities	4,199	18,534	10,612	19,945
Others	255	62	571	122
	(14,363)	116,237	55,834	109,939
	343,309	137,270	433,433	86,937

(1)	Included on the three-month period ended July 31, 2008, results from currency and interest rate swap contracts for the charges;
(2)	Includes foreign exchange gains (losses) on assets and liabilities denominated in foreign currency; and.
(3)	Includes results from transactions in futures, options swaps and NDF.

18.	Other operating income (expenses)

	Parent Company		Consolidated
	04/01/09 a 06/30/09	05/01/08 a 07/31/08	04/01/09 a 06/30/09	05/01/08 a 07/31/08
Gain on sale of interest of investment (Note 8)	-	-	93,097	-
Loss on business combination, net (Note 8)	-	-	(28,138)	-
Others	3,615	549	7,525	3,864
	3,615	549	72,484	3,864

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments

a) Risk management

The Company and its subsidiaries are exposed to market risks, especially: (i) volatility in the price of sugar, and; (ii) volatility in foreign exchange rates. In order to manage these risks, the Company adopts policies and procedures approved by Management through its Risk Committee. These documents establish limits, continuous monitoring of exposures, counterparties and financial instruments approved for trading. Financial instruments and risks are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price exposure limits.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (continued)

a)	Risk management (Continued)

On June 30, 2009 and March 31, 2009, the fair values of transactions involving derivative financial instruments are as follows:

	Notional value		Fair value			Notional value		Fair value
	06/30/09	07/31/08	06/30/09	07/31/08	Gain/loss (*)	06/30/09	07/31/08	06/30/09	07/31/08	Gain/loss (*)
Price risk
Commodity derivatives
Futures contracts:
Sale commitments (Sugar price hedge)	239,875	423,550	(26,926)	9,638	(26,926)	258,739	423,550	(27,804)	9,638	(27,804)
Purchase commitments (Increase in average price)	40,226	141	3,871	(9)	3,871	40,226	141	3,871	(9)	3,871
Options:
Call (Increase in average price)	494,743	149,021	(68,502)	(6,728)	(32,937)	494,743	149,021	(68,502)	(6,728)	(32,937)
Put (Sugar price hedge)	261,389	-	28,935	-	(8,490)	261,389	-	28,935	-	(8,490)
Swap contracts (Ethanol price hedge)	11,648	-	1,174	-	1,174	11,648	-	1,174	-	1,174
			(61,448)	2,901	(63,308)			(62,326)	2,901	(64,186)
Foreign exchange risk
Foreign exchange derivatives
Futures contracts:
Sale commitments (Cash flow hedge)	1,415,530	861,787	4,525	7,384	4,525	1,415,530	861,787	4,525	7,384	4,525
Purchase commitments (Increase in cash flow)	98,220	-	320	-	320	98,220	-	320	-	320
Forward contracts:
Sale commitments (Cash flow hedge)	237,010	427,510	15,395	(53,330)	15,395	237,010	427,510	15,395	(53,330)	15,395
Options:
Put (Cash flow hedge)	538,125	-	32,371	-	14,390	538,125	-	32,371	-	14,390
Swap contracts (Senior notes 2009 hedge)	570,700	570,000	(2,549)	(6,828)	(3,405)	570,700	570,000	(2,549)	(6,828)	(3,405)
			50,062	(52,774)	31,225			50,062	(52,774)	31,225
			(11,386)	(49,873)	(32,083)			(12,264)	(49,873)	(32,961)
Total assets			86,591	17,022				86,591	17,022
Total liabilities			(97,977)	(66,895)				(98,855)	(66,895)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (continued)

a)	Risk management (Continued)

Counterparties – The Company operates commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE). The Company operates foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP with banks Unibanco - União de Bancos Brasileiros S.A, Banco Bradesco S.A., Banco Itaú BBA S.A., Banco UBS Pactual S.A., Banco Barclays S.A. and Banco Morgan Stanley Witter S.A.

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. At June 30, 2009, the credit limit for the initial margin totals R$39,316 (R$36,722 at March 31, 2009). For operations with BM&FBovespa, at June 30, 2009, the Company had R$158,711 (R$111,026 March 31, 2009) in Bank Deposit Certificates (CDB) offered in guarantee at March 31, 2009. The Company’s OTC derivative operations do not require guarantee margins.

The results of operations involving derivative financial instruments settled during the period and included in the statement of income for the three-month period ended June 30, 2009 and July 31, 2008 were as follows:

	Parent Company		Consolidated
	04/01/09 to 06/30/09	05/01/08 to 07/31/08	04/01/09 to 06/30/09	05/01/08 to 07/31/08
Commodity derivatives	(108,463)	7,856	(128,346)	7,856
Foreign exchange derivatives	206,286	37,368	289,163	37,368
	97,823	45,224	160,817	45,224
Financial income (Note 17)	-	80,683	-	80,683
Financial expenses (Note 17)	97,823	(35,459)	160,817	(35,459)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

b)	Price risk

The Company has derivatives with the objective of mitigating its exposure to sugar price oscillation in the international market. Derivative operations allow ensuring minimum average profit for future production. The Company actively manages the contracted positions, also the result of these activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions.

At June 30, 2009, the Company had: (i) 321,723  sugar tons (609,972 tons at March 31, 2009), hedged by futures contracts traded on NYBOT and LIFFE, with a negative adjustment to market value estimated at R$23,933 (positive adjustment in R$9,629 at March 31, 2009); (ii) 365,117 sugar tons hedged by derivative contracts in the structure collars (put and call), which fair value is adjusted in R$3,103 (negative); (iii) 251,128 sugar tons (192,290 tons at March 31, 2009), linked to purchase options sold, with a negative adjustment to market value estimated at R$36,464 (negative adjustment of R$6,728 at March 31, 2009) and; (iv) 13,022 ethanol cubic meters, hedged by swap contracts which fair value is estimated in R$1,174. The fair value of these derivatives was measured based on observable factors, such as price quotations in active markets.

Price risk: Commodity derivatives outstanding as of June 30, 2009
	Put/			Expity	Number of		Average	Fair				Fair
Derivatives	Call	Market	Contract	date	contracts	Strike	price	price	Notional		Notional	value
Future contract	C	NYBOT	#11	May-09	946	-	¢/lb 13.38	¢/lb 16.50	48,059	T	27,662	(6,456)
Future contract	C	NYBOT	#11	Jul-09	2,952	-	¢/lb 14.41	¢/lb 16.81	149,969	T	92,962	(15,504)
Future contract	C	NYBOT	#11	Oct-09	1,239	-	¢/lb 16.57	¢/lb 17.85	62,944	T	44,884	(3,461)
Future contract	C	NYBOT	#11	Mar-10	2,036	-	¢/lb 18.47	¢/lb 18.83	103,434	T	82,206	(1,593)
Future contract	C	LIFFE	White Sugar	Aug-09	264	-	$/T 428.00	$/T 458.70	13,200	T	11,026	(791)
Subtotal of future contracts - sales									377,606	T	258,739	(27,804)
Future contract	P	NYBOT	#11	Oct-09	(550)	-	¢/lb 15.90	¢/lb 17.85	(27,941T	)	(19,113)	2,346
Future contract	P	NYBOT	#11	Mar-10	(550)	-	¢/lb 17.56	¢/lb 18.83	(27,941T	)	(21,113)	1,525
Subtotal of future contracts - purchase									(55,883T	)	(40,226)	3,871
Subtotal of future contracts									321,723	T	218,513	(23,933)
Call	C	NYBOT	#11	Oct-09	550	¢/lb 13.00	¢/lb 1.64	¢/lb 4.90	27,941	T	15,628	(5,891)
Call	C	NYBOT	#11	Oct-09	425	¢/lb 14.00	¢/lb 1.53	¢/lb 3.98	21,591	T	13,005	(3,697)
Call	C	NYBOT	#11	Mar-10	985	¢/lb 16.00	¢/lb 1.39	¢/lb 3.76	50,040	T	34,448	(8,095)
Call	C	NYBOT	#11	Mar-10	985	¢/lb 17.00	¢/lb 1.14	¢/lb 3.20	50,040	T	36,601	(6,890)
Call	C	NYBOT	#11	Mar-10	2,000	¢/lb 18.00	¢/lb 1.13	¢/lb 2.72	101,605	T	78,689	(11,891)
Call	C	NYBOT	#11	Jul-10	5,987	¢/lb 20.00	¢/lb 1.30	¢/lb 2.04	304,154	T	261,727	(26,696)
Call	C	NYBOT	#11	Oct-10	400	¢/lb 20.50	¢/lb 1.86	¢/lb 2.11	20,321	T	17,923	(1,845)
Call	C	NYBOT	#11	Oct-10	800	¢/lb 21.00	¢/lb 1.82	¢/lb 2.00	40,642	T	36,721	(3,497)
Subtotal of calls									616,335	T	494,743	(68,502)
Put	P	NYBOT	#11	Jul-10	5,987	¢/lb 16.50	¢/lb 2.33	¢/lb 1.71	304,154	T	215,925	22,378
Put	P	NYBOT	#11	Oct-10	400	¢/lb 17.00	¢/lb 2.45	¢/lb 2.30	20,321	T	14,863	2,011
Put	P	NYBOT	#11	Oct-10	800	¢/lb 17.50	¢/lb 2.73	¢/lb 2.60	40,642	T	30,601	4,546
Subtotal of puts									365,117	T	261,389	28,935
Subtotal of options - collars									365,117	T	316,372	(3,103)
Subtotal of options - call									251,218	T	178,372	(36,464)
Swap	C	OTC	Ethanol CB	Aug-09	119	-	$/gl 1.735	$/gl 1.560	13,022m³		11,648	1,174
Total commoditties											724,905	(62,326)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

b)	Price risk (Continued)

The Company estimates that is annual production of sugar, its current installed capacity, is 3,600,000 tons. As a consequence, the Company estimates to have, at June 30, 2009, 2.29 months of its future production at prices hedged by derivative financial instruments. Also at that date, the Company estimates to have 0.84 months of its future production committed to put options contracts.

c)	Foreign exchange risk

The Company has derivatives in order to mitigate its exposure to the effect of foreign exchange rate fluctuations on its revenue from exports. The exchange rate derivatives together with the commodity price derivatives allow ensuring minimum average profit from future production. The Company actively manages contracted positions, and the result of such activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions. The fair value of these derivatives was measured based on estimates that use discounted cash flows based on market curves.

At June 30, 2009, the Company had US$1,034,650 thousand (US$574,670 thousand at March 31, 2009) hedged by future and forward contracts sold traded in BM&F Bovespa and OTC, with a positive adjustment to market value estimated at R$52,612 (negative adjustment of R$45,945 at March 31, 2009).

Price risk: Foreign exchange derivatives outstanding as of June 30, 2009
	Put/			Screen	Number of		Average	Fair			Fair
Derivatives	Call	Market	Contract	date	contracts	Strike	price	price	Notional	Notional	value
					lotes	(R$/US$)	(R$/US$)	(R$/US$)	(US$ mil)	(R$)	(R$)
Future contract - sale	C	BM&FBov.	Dollar	Jul-09	1,000	-	1.9644	1.9516	50,000	98,220	640
Future contract - sale	C	BM&FBov.	Dollar	Aug-09	10,990	-	1.9766	1.9706	549,500	1,086,167	3,300
Future contract - sale	C	BM&FBov.	Dollar	Sep-09	400	-	1.9882	1.9823	20,000	39,764	117
Future contract - sale	C	BM&FBov.	Dollar	Jul-10	1,825	-	2.0973	2.0922	91,250	191,379	468
Subtotal of future contracts - sale									710,750	1,415,530	4,525
uture contract - purchase	P	BM&FBov.	Dollar	Jul-09	(1,000)	-	1.9644	1.9516	(50,000)	(98,220)	320
Subtotal of future contracts - purchase									660,750	1,317,310	4,845
Forward contract-sale	C	OTC/Cetip	NDF	Aug-09	1	-	2.2736	1.9695	23,894	54,324	7,279
Forward contract-sale	C	OTC/Cetip	NDF	Sep-09	1	-	2.1012	1.9823	45,706	96,037	5,412
Forward contract-sale	C	OTC/Cetip	NDF	Oct-09	1	-	2.1016	1.9936	15,800	33,205	1,714
Forward contract-sale	C	OTC/Cetip	NDF	Nov-09	1	-	2.0500	2.0049	8,000	16,400	349
Forward contract-sale	C	OTC/Cetip	NDF	Dec-09	1	-	2.0584	2.0160	9,000	18,525	373
Forward contract-sale	C	OTC/Cetip	NDF	Jan-10	1	-	2.0642	2.0257	8,000	16,514	298
Forward contract-sale	C	OTC/Cetip	NDF	Feb-10	1	-	2.0056	2.0366	1,000	2,006	(29)
Subtotal of forward contract - sale									111,400	237,010	15,396
Put	P	BM&FBov.	Dollar	Jan-10	5,250	2.0500	0.0685	0.1233	262,500	538,125	32,371
Total export foreign exchange									1,034,650	2,092,445	52,612
Swap	P	OTC/Cetip	Dollar		1	-	US$+9%/81%CDI		90,300	570,700	(2,549)
Total foreign exchange									1,124,950	2,663,145	50,063

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

The Company estimates that its annual revenues from export, in light of its current installed capacity and expected prices of sugar and ethanol, according to its internal budget, is US$1,250,000 thousand. As a consequence, the Company estimates to have, at June 30, 2009, 9,93 months of its billings from future exports at exchange rate hedged by derivative financial instruments.

The Company does not use derivative financial instruments to hedge foreign exchange exposure from balance sheet. At June 30, 2009 and March 31, 2009, the Company and its subsidiaries presented the following net balance sheet exposure to US dollar:

	Consolidated
	06/30/09		03/31/09
	R$	US$ (thousand)	R$	US$ (thousand)
Amounts pending foreign exchange closing	61,843	31,688	48,969	21,151
Overnight	56,697	29,052	67,137	28,998
Trade notes receivable - foreign	137,235	70,319	162,822	70,327
Related parties	(342,064)	(175,274)	(383,479)	(165,635)
Foreign currency-denominated loans	(363,004)	(186,003)	(257,573)	(111,253)
Advances from customers	(113,662)	(58,240)	-	-
Senior Notes due in 2009	(71,081)	(36,422)	(86,456)	(37,343)
Senior Notes due in 2017	(803,257)	(411,589)	(936,704)	(404,589)
Perpetual bonds	(888,570)	(455,303)	(1,054,119)	(455,304)
Derivative financial instruments, net	27,822	(14,256)	(38,116)	(16,463)
Foreign exchange exposure, net	(2,298,041)	(1,177,516)	(2,477,519)	(1,070,111)

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At June 30, 2009, the Company was not in possession of any interest rate derivative contracts.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

e)	Credit risk

A significant portion of sales made by the Company and its subsidiaries is for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. In the fuel distribution activity, the diversity of the receivables, the selected clients and the follow up of financing terms of sales by business segment and individual position limits are procedures adopted to minimize eventual default in the accounts receivable. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is substantially covered by the allowance for doubtful accounts.

The Company and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f)	Debt acceleration risk

As of June 30, 2009, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company or are in process of renegotiation and do not place any restrictions on its operations.

g)	Market values

As of June 30, 2009 and March 31, 2009, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the Senior Notes maturing in 2017, as described in Note 13, according to their market value, was 89.0% of their face value at June 30, 2009.

The fair value of Perpetual Notes as described in Note 13, according to its market value, was 72,4% of its face value at June 30, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

g)	Market values (Continued)

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the quarterly information considering that such instruments are subject to variable interest rates.

h)	Sensitivity analysis

Pursuant to CVM Rule Nº 475 issued on December 17, 2008, following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for the Sensitivity Analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s derivative financial instruments. Impacts on operations were not considered, but only on the variable that impacts the value of derivative financial instruments. The definition of the probable scenario included the market data at June 30, 2008, the same one which determine the fair value of the derivatives at that date and therefore there are no differences in relation to the fair value of the derivative financial instruments. The possible adverse and remote scenarios were established in view of adverse impacts of 25% and 50% on the curves in the prices of the U.S. dollar and sugar:

	Sugar #11	Sugar #5	Ethanol	Dollar
Source:	NYBOT	LIFFE	CBOT	BM&Fbov.
Unit:	¢US$/lb	US$/ton	US$/gallon	R$/US$
Mai/09	16.50			1.9516
Jul-09	16.81	-	1.635	1.9516
Aug-09	-	458.70	1.560	1.9706
Sep-09	-	-	1.550	1.9823
Oct-09	17.85	472.90	1.544	1.9936
Nov-09	-	-	1.550	2.0043
Dec-09	-	477.90	1.550	2.0145
Jan-10	18.28	-	1.530	2.0259
Feb-10	-	-	1.550	2.0361
Mar-10	18.83	487.00	1.550	2.0453
Apr-10	-	-	1.550	2.0571
May-10	18.38	479.90	1.575	2.0683
Jun-10	-	-	1.580	2.0802
Jul-10	18.03	-	1.580	2.0922

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

h)	Sensitivity analysis (Continued)

Sensitivity Exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial instruments:

		Impacts in P&L (*)
	Risk factor	Probable Scenario	Possible Scenario (25%)	Remote Scenario (50%)
Price risk
Goods derivatives
Futures contracts:
Sale commitments	Sugar price spike	(155)	(73,085)	(255,408)
Purchase commitments	Sugar price decline	124	(11,287)	(28,404)
Options:
Put	Sugar price spike	44,575	(47,927)	(369,342)
Call	Sugar price spike	(28,935)	(28,935)	(28,935)
Swap contracts	Ethanol price spike	12	(2,632)	(9,241)
Sugar exports (1)	Sugar price spike	(2,948)	109,958	482,384
Ethanol exports (1)	Ethanol price spike	(12)	2,632	9,241
Exchange rate risk
Exchange rate derivatives
Futures contracts:
Sale commitments	R$/US$ exchange rate appreciation	-	(352,751)	(1,234,629)
Purchase commitments	R$/US$ exchange rate depreciation	(959)	(25,354)	(61,947)
Forward contract:
Sale commitments	R$/US$ exchange rate appreciation	17	(55,382)	(193,881)
Option:
Call	R$/US$ exchange rate appreciation	(26,046)	(32,371)	(32,371)
Swap contracts	R$/US$ exchange rate depreciation	(230)	(4,739)	(9,247)
Exports (2)	R$/US$ exchange rate appreciation	26,989	465,858	1,522,828
Net foreign exchange exposure (3)	R$/US$ exchange rate appreciation	(165,560)	(781,458)	(1,397,358)
		(153,128)	(837,473)	(1,606,310)

(*) Projected results to occur up to 12 months from June 30, 2009.

(1)
The sensitivity on sugar exports reflects the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the price of sugar in relation to the volume of sugar equivalent to notional in derivative financial instruments contracted in order to hedge the Company against such variations.

(2)
The sensitivity on exports reflects the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the R$ : US$ exchange rate  in the future in relation to the volume of U.S. dollars equivalent to notional in derivative financial instruments contracted in order to hedge the Company against such variations.

(3)
Net foreign exchange exposure of R$2,298,041, equivalent to US$1.177,516 thousand. The probable scenario considers the maintenance of total net exposure basis in the balance sheet for the following 12 months, and the projected exchange rate for June 30, 2010, related to its value in June 30, 2009, that was R$1,9516/US$.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

20.	Insurance

At June 30, 2009, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for buildings, equipment and installations at plants.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

The scope of our audit work did not include a review of the sufficiency of the insurance coverage, which, as determined by the Company management, was considered sufficient to cover any claims.

21.	Stock option plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4.302.780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement.

On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

21.	Stock option plan (Continued)

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

At June 30 and March 31, 2009 stock options equivalent to 1,246,013 common shares were not exercised.

Until June 30, 2009, all stock option exercises were settled through the issuance of new common shares. Should the remaining options also be exercised through the issuance of new common shares, the current shareholders’ interest would be reduced by 0.3333% (0.4460% at March 31, 2009) after exercising all remaining options.

At June 30, 2009, R$6,499 regarding the unrecognized remuneration cost of stock options will be recognized within nearly 15 months (R$9,978 at March 31, 2009, with a deadline of nearly 18 months).

22.	Pension plan

The subsidiary Cosan CL patrocina a Previd Exxon - Sociedade de Previdência Privada, a closed-ended supplementary pension entity set up on December 23, 1980, engaged mainly in the supplementation of benefits within certain limits set in its formation deed, to which all employees of the sponsor and their beneficiaries are entitled as social security insured workers.

The actuarial liabilities regarding Previd Exxon were determined in accordance with IBRACON NPC 26, and is shown in non-current liabilities at June 30, 2009 for R$60,971 (R$60,378 at March 31, 2009).

The amount of contributions Cosan CL made to Previd Exxon – Sociedade de Previdência Privada between April 1 and June 30, 2009 amounted to R$1,860.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
June 30, 2009 and March 31, 2009
(In thousands of reais)

23.	Subsequent events

Capital increase

In the meeting of the Board of Directors held o July 15, 2009, the shareholders unanimously approved a capital increase by R$1,374 through the issuance of 224,819 new registered uncertificated common shares without par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such option by the eligible executives, at the issuance price of R$6.11 by share, set on the terms of the stock option plan. In connection with the issuance of the new shares, the Company’s capital amounted to R$4,155,316, comprising 372,810,092 nominative and flully-paid common shares with no par value.

Senior Notes due in 2014

On August 4, 2009 the subsidiary Cosan CL issued Senior Notes in the foreign market in accordance with “Regulations S and 144A” for US$350,000 thousand, which are subject to interest of 9.5% a.a.

Approval of the financial statements

On August 7, 2009, these financial statements for the quarter ended June 30, 2009 were approved by the Company’s Board of Directors.